UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August, 2025
000-56241
(Commission File Number)

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

600 W. Fulton Street, Suite 800
Chicago, IL 60661
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management Information Circular of the Corporation dated August 11, 2025, prepared in connection with an annual general meeting of shareholders held on September 16, 2025
99.2	Notice of Availability of Proxy Materials for Cresco Labs Inc. Annual General and Special Meeting
99.3	Form of Proxy - Annual General and Special Meeting to be held on September 16, 2025
99.4	Request for Financial Statements
99.5	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: August 15, 2025	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer